# *Grupo Dataflux, S.A. de C.V.*

Date: April 30th, 2003



**U.S. Securities and Exchange Commission**
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624



Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.



Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 6/4


Dataflux

# DATAFLUX REPORTS 1Q03 RESULTS

**-- Gross Margin increased 22% to 38% --**
**-- Operating Income grew 2% to Ps$5.1 million --**
**-- Operating Expenses decreased 3% to Ps$47.8 million --**
**-- Bank debt decreased 34% to Ps$29.1 million --**

**Monterrey, Mexico, April 30, 2003** — Grupo Dataflux, S.A. de C.V. (BMV: Datflx B, ADR I: GDFXY) and its subsidiary, the CNCI University; the Mexican Education company with the largest geographical reach, today reported its first quarter 2003 results.

## March 2003 - Quarterly Results

Operating income registered Ps$5.1 million pesos as of March 2003, coming from Ps$4.9 million as of March 2002; this represents a 2% growth. EBITDA reached Ps$11.1 million.

Net Income Cash (net income excluding entries that do not impact cash flow) registered Ps$8.3 million.

**GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES**
**QUARTERLY INCOME STATEMENT**
[illegible]

| | 1Q02 | 1Q03 | Gwth % |
|---|---|---|---|
| Sales | 174,785.0 | 138,653.0 | -21% |
| Gross Income | 54,485.0 | 52,899.0 | -3% |
| Operating Income | 4,981.0 | 5,069.0 | 2% |
| EBITDA | 11,918.0 | 11,135.0 | -7% |
| Net Income | 3,664.0 | (238.0) | -106% |
| Net Income Cash | 9,139.0 | 8,331.0 | -9% |

Dataflux remains posting a strong Balance Sheet. As of March 2003 its bank debt registered only Ps$29.1 million and cash assets Ps$46.8 million.

"We continue to decrease our Bank debt and with our strategy to grow our network of schools at a reasonable rate and without interest bearing debt. We now have a network of schools composed of 80 locations and launched our college and university programs without bank debt. We have financed our growth with our operation cash flow, and we are confident that we will see good results from this strategy in the coming quarters" commented Celestina Aguilar, Dataflux CFO.

## Education- CNCI University

"Although we maintained our network at 80 locations, it is important to mention that on a quarter to quarter comparison, we significantly increased the number of courses and programs that we provide on each of our locations. We grew from 3 to 12 regular college locations, from 0 to 55 open college locations and from 0 to 1 university campus", commented Alberto Hinojosa-Canales, Dataflux's Executive President. "This will bring important benefits to our network profitability for two main reasons; a larger student base studying 2 to 3 years programs -rather than short technical careers and courses- and the occupancy of our locations at non peak ours".

The CNCI University recorded accumulated sales for the first three months of 2003 of Ps$54.1 million pesos, growing 1% versus 1Q02. Its operating expenses decreased 2% to Ps$36.6 million, leading to an accumulated operating income of Ps$7.0 million, growing 9% compared to the same period of 2002.The CNCI University reported an EBITDA of Ps$11.9 million.

"In this quarter we are also operating 5 CNCI University locations as franchises in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana and Zacatecas. We are also ready to launch 11 additional franchise locations in the cities of; Culiacan, Chihuahua, Ciudad Juarez (2), Matamoros, Cancun (2), Hermosillo (2), Leon and Villahermosa" commented Guillermo Enriquez, CNCI University's new Dean. Mr. Enriquez joined this position since December 2002 as part of the new CNCI University's academic and management team. "Our Franchising plan aims at allowing to keep the CNCI University's growth in regions that due to its location or market characteristics we would not cover on our own, regions that demand the expertise of a local partner in order to implement a successful program."

The CNCI University closed 1Q03 with an average of 13,500 students taking technical careers and courses, 1,102 college students, and registered 21 students on its first University Campus enrollment.

## Distribution - Makrocomputo (Colombia)

"In this quarter Makrocomputo posted an important decrease in sales mainly driven by the Compaq-HP integration and the Colombian peso fluctuations," commented Juan D. Tovar, Dataflux's, CEO. "Additionally the Colombian PCs distribution industry is also experimenting a similar pattern to the one Mexico experimented in 1999 in which PC manufacturers started serving customers directly".

Accumulated sales registered Ps$84.5 million Mexican pesos, coming from Ps$120.9 million, a 30% decrease. Operating income recorded Ps$2.7 million compared to Ps$2.9 million for the first three months of 2002, this represents a 7% decrease. Accumulated EBITDA recorded Ps$3.1 million with a 6% reduction.

"We do not foresee a promising future for our Colombian subsidiary. The PCs and computer equipment wholesale business it's a low margin business, and the role of the wholesaler is not providing an important value added to the distribution chain anymore. Dataflux future is based on its Education Division, and it is in this direction that we will be aiming our attention and resources. We expect to see similar sales decreases in the coming quarters due to this fact, but we also expect to keep growing on our operation profit and EBITDA lines." Said Mr. Guillermo Salinas-Pliego, Datalfux's COB.

## Internet - Todito.com (non-consolidated operation)

Todito's total sales were Ps$38.6 million pesos for the first three months of the year, a growth of 33% versus 2002. Its gross income grew 31% reaching Ps$27.6 million.

Operating expenses registered Ps$64.5 million, of this total Ps$46.9 million relates to TV advertising on TV Azteca, which do not imply cash outflows. As a result, Todito registered an EBITDA of Ps$13.8 million pesos growing 57%.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 332% sales increase reaching Ps$13.1 million, and new user activations grew 565% with a total of 112,968.

**Other Dataflux Consolidated Results**

Sales decreased 21% from Ps$174.8 million as of March 2002 to Ps$138.6 million as of March 2003. Operative expenses decreased 3% reaching Ps$47.8 million. Dataflux's integral financing cost registered Ps$0.8 million as of March 2003. Dataflux registered a net loss of Ps$0.2 million.

*With the exception of historical information, the matters discussed in this press release are forward-looking statements.*

*Company Profile*
*Grupo Dataflux, S.A. de C.V. (BMV: Datafix B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI,* the Mexican Education company with the largest geographical reach *and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.*

# # #

**Investor and Press Inquiries**
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

**GRUPO DATAFLUX S.A. DE C.V. AND ITS SUBSIDIARIES**
**QUARTERLY INCOME STATEMENT**
In thousands of Pesos

| | 1Q02 | 1Q03 | Gwth % |
|---|---|---|---|
| Sales | 174,785 | 138,653 | -21% |
| Cost of Goods Sold | (120,300) | (85,754) | -29% |
| **Gross Income** | **54,485** | **52,899** | -3% |
| | | | |
| Operating Expenses | (42,567) | (41,764) | -2% |
| Depreciation and Amortizations | (6,937) | (6,066) | -13% |
| **Operating Income** | **4,981** | **5,069** | 2% |
| | | | |
| **EBITDA** | 11,918 | 11,135 | -7% |
| | | | |
| Financial Expenses, net | (784) | 536 | n.a. |
| FX Income, net | 234 | (997) | n.a. |
| Monetary Position Gain, net | 1,605 | (366) | n.a. |
| | **1,055** | **(827)** | n.a. |
| | | | |
| Goodwill Amortization | (130) | (124) | -5% |
| **Earnings After Financial Entries** | **5,906** | **4,118** | -30% |
| | | | |
| Other income (expenses), net | (1,852) | (2,958) | 60% |
| Taxes | (143) | (383) | 168% |
| Deferred Taxes | - | - | n.a. |
| Discontinued Operations | (247) | (1,015) | n.a. |
| | | | |
| **Net Income** | **3,664** | **(238)** | **n.a.** |
| | | | |
| **Net Income Cash** | **9,139** | **8,331** | **-9%** |

**GRUPO DATAFLUX, S.A. DE C.V. AND ITS SUBSIDIARIES**
**BALANCE SHEET**
**In Thousands of Pesos**

| Assets | | Mar-02 | Mar-03 | Gwth % |
|---|---|---|---|---|
| Current Assets: | | | | |
| Cash | $ | 434,168 | 430,440 | -1% |
| Accounts Receivable | | 52,701 | 43,453 | -18% |
| Inventories | | 48,980 | 23,678 | -52% |
| Affiliated Companies | | 900 | 810 | -10% |
| Taxes Receivable | | 0 | 13,084 | 0% |
| Other Accounts Receivable | | 18,565 | 19,595 | 6% |
| **Current Assets** | $ | **555,314** | **531,060** | **-4%** |
| Investment in Subsidiaries | | 0 | 0 | n.a. |
| Discontinued Operations | | 148,201 | 139,636 | -6% |
| Fixed Assets, Net | | 131,020 | 111,734 | -15% |
| Deferred Assets | | 20,782 | 26,098 | 26% |
| Deferred Taxes | | 7,007 | 22,770 | 225% |
| **Total Assets** | $ | **862,324** | **831,268** | **-4%** |
| **Liabilities and Equity** | | | | |
| **Short Term Liabilities:** | | | | |
| Bank Loans | $ | 4,460 | 5,630 | 26% |
| Accounts Payable | | 104,867 | 95,387 | -9% |
| Other Accounts Payable | | 38,780 | 48,669 | 26% |
| Taxes and Ints. Payable | | 8,469 | 0 | n.a. |
| Deferred Liabilities | | 0 | 0 | n.a. |
| **Short Term Liabilities** | $ | **156,576** | **149,686** | **-4%** |
| Bank Loans | $ | 11,511 | 7,160 | -38% |
| Long Term Liabilities | | 89,394 | 80,588 | -10% |
| **Total Liabilities** | $ | **257,481** | **237,434** | **-8%** |
| Equity | $ | 45,096 | 44,074 | -2% |
| Equity Inflationary Adjustment | | 34,698 | 35,616 | 3% |
| Premium on Stock's Suscription | | 398,156 | 398,156 | 0% |
| Inflationary Adjustment Deficit | | (254,046) | (274,910) | n.a. |
| Retained Earnings | | 311,128 | 324,462 | 4% |
| Reserve for Stock Repurchase Plan | | 23,446 | 22,092 | -6% |
| Stocks Repurchased | | (6,868) | (6,368) | n.a. |
| Net Income | | 3,031 | (222) | n.a. |
| Initial Accumulated Deferred Taxes Effect | | 38,537 | 40,473 | 5% |
| | | 12,658 | 11,479 | -9% |
| **Total Equity** | $ | **604,843** | **593,834** | **-2%** |
| **Total Liabilities and Equity** | $ | **862,324** | **831,268** | **-4%** |